Via Facsimile and U.S. Mail
Mail Stop 6010

June 16, 2006

Mr. Haig Keledjian
Chief Executive Officer and Chief Financial Officer
Viral Genetics, Inc.
1321 Mountain View Circle
Azusa, CA 91702

Re: Viral Genetics, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
File No. 000-26875

Dear Mr. Keledjian:

We have reviewed your May 15, 2006 response to our April 13, 2006 letter and
have the following comment. In our comment, we have asked you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB – December 31, 2004

Financial Statements

Note 4 – Patents, page 14

1.   Refer to your response to comment 1. The revised discussion here seems to
        indicate that the only items acquired in 1995 were patents. Such a transaction
        would not generally result in goodwill as it would be deemed an acquisition of
        assets and not a business. Please explain to us how the "acquisition of patents"
        represented a business. Refer to EITF 98-3.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant